CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
EAGLE AERO HOLDINGS, INC.

Eagle Aero Holdings, Corp ("the Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware 8 Del. C §101 er seq. (the "GCL") does hereby certify that:

1.  The Board of Directors (the "Board") of the Corporation adopted and the stockholders of the Corporation entitled to vote thereon approved, the following resolution setting forth the following amendment (the "Amendment") to the Certificate of Incorporation of the Corporation (the "Certificate of Incorporation"):

"RESOLVED, that the Certificate of Incorporation of the Corporation (the "Certificate of Incorporation") be amended by striking Article IV thereof in its entirety and inserting in lieu thereof the following:

ARTICLE IV

The total number of shares of stock that the Corporation shall have the authority to issue is one hundred million (100,000,000), shares of  common stock, par value $.001 per share. All shares of Common Stock shall be identical.

2.  The Amendment has been duly adopted in accordance with Section 242 of the GCL in lieu of a meeting and vote thereat of stockholders of the Corporation, the stockholders of the Corporation adopted this Certificate of Amendment by written consent in accordance with Section 228 of the GCL.

In WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed and acknowledged in accordance with Section 103 of the GCL.

EAGLE AERO HOLDINGS, INC

By:	/s/ Lee R. Snider
Lee R. Snider
Chairman & CEO